UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 4, 2022

UNCOMMON GIVING CORPORATION

(Exact name of issuer as specified in its charter)

Delaware	83-2045378
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

14362 N Frank Lloyd Wright Blvd, #1000

Scottsdale, AZ 85260

(Full mailing address of principal executive offices)

(480) 590-5231

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1. Fundamental Changes

On February 4, 2022, Uncommon Giving Corporation (the “Company”) entered into an asset purchase agreement (the “Asset Purchase Agreement”), by and among the Company, UGIV, LLC, a wholly owned subsidiary of the Company (“UGIV”), Uncommon Workplace, LLC, a wholly owned subsidiary of the Company (“Uncommon Workplace,” and, collectively with the Company and UGIV, the “Sellers,” and each, a “Seller”) and UGC Holdings, Inc. (the “Buyer”).

Pursuant to the terms of the Asset Purchase Agreement, the Buyer shall purchase from the Sellers substantially all of the assets (but excluding accounts receivable and various other assets) comprising the Sellers’ business of operating a web-based charitable impact platform enabling, among other things, business clients to improve effectiveness of their corporate social responsibility efforts by facilitating the access of employees to a curated list of non-profit corporations (the “Business,” and such assets to be acquired, the “Purchased Assets”), for consideration consisting of (i) $5,000,000 (the “Purchase Price”), comprising (x) a cash payment equal to $4,000,000 (of which $2,000,000 is to be reinvested in duly authorized and issued common stock of the Buyer (“Buyer Common Stock”) and (y) Buyer Common Stock equal to $1,000,000, and (ii) the assumption of all liabilities in respect of the contracts assigned to the Buyer pursuant to the Asset Purchase Agreement (the “Assumed Liabilities”), to the extent such liabilities are required to be performed after the Asset Sale Closing Date (as defined below), were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Sellers on or prior to the Asset Sale Closing (as defined below) (such transactions collectively, the “Asset Sale”).

Unless the parties to the Asset Purchase Agreement agree to an earlier date, the closing of the Asset Sale will occur on the date (the “Asset Sale Closing Date”) that is the first business day after all of the conditions to completion of the sale contained in the Asset Purchase Agreement (other than conditions which, by their nature, are to be satisfied on the Asset Sale Closing Date), including the receipt of approval from the Company’s stockholders, the conversion of the Company to a limited liability company and the Company’s conversion of certain promissory notes into equity interests.

Exhibit Index

Exhibit No.	Description of Exhibit

7.1	Asset Purchase Agreement, dated as of February 4, 2022, by and among Uncommon Giving Corporation, UGIV, LLC, Uncommon Workplace, LLC and UGC Holdings, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNCOMMON GIVING CORPORATION

	By:	/s/ Ron Baldwin
	Name:	Ron Baldwin
	Title:	Chief Executive Officer

Date: February 9, 2022